As filed with the Securities and Exchange Commission on November 10, 1997.
                                               Registration No. 333-____________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              --------------------

                  SEMICONDUCTOR LASER INTERNATIONAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                 16-1494566
(State or Other Jurisdiction of         (I.R.S. Employer Identification No.)
 Incorporation or Organization)

                              --------------------

                                  15 Link Drive
                           Binghamton, New York 13904
                                 (607) 722-3800
  (Address, including ZIP Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)

                              --------------------

                               Geoffrey T. Burnham
                             Chief Executive Officer
                  Semiconductor Laser International Corporation
                                  15 Link Drive
                           Binghamton, New York 13904
                                 (607) 722-3800
 (Name, Address, including ZIP Code, and Telephone Number, including Area Code, of Agent for Service)

                              --------------------

                                 WITH A COPY TO:
                             Walter M. Epstein, Esq.
                      Rubin Baum Levin Constant & Friedman
                              30 Rockefeller Plaza
                               New York, NY 10112
                            Telephone: (212) 698-7700


      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.
      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
      If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             [COVER PAGE CONTINUED]

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================================
Title of Each Class of Securities      Amount To Be         Proposed Maximum        Proposed Maximum         Amount Of
         to be Registered               Registered           Offering Price        Aggregate Offering     Registration Fee
                                                              Per Share(1)              Price(1)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par                  2,805,000               $3.5625            $9,992,812.50         $3,028.13
value(2)(3) ...
=============================================================================================================================


(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee based on the average of the high ($3.625) and low ($3.50) prices as reported on the SmallCap Market of The Nasdaq Stock Market on November 4, 1997.
(2) Includes (i) 2,000,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), subject to adjustment, of Semiconductor Laser International Corporation (the "Company") issuable upon conversion of 2,000,000 shares of Series A 8% Convertible Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), which number of shares of Common Stock, for purposes of this Registration Statement, was computed assuming each share of Series A Preferred Stock is convertible into one
      (1) share of Common Stock, (ii) 55,000 shares of Common Stock issuable to attorneys for the Company as payment for outstanding legal fees of $96,250, in aggregate, and (iii) 750,000 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock issued to a consultant to the Company. The actual number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may be subject to increase or decrease dependent upon the conversion rate in effect on the date of conversion. See "Prospectus Summary-Recent Developments-October 1997 Private Placement" and "-Financial Public Relations Agreement," "Description of Securities-Series A Preferred Stock" and "-MDC Warrants," "Selling Stockholders" and "Legal Matters."
(3) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, this Registration Statement is intended to include all of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock which is subject to increase in accordance with the conversion provisions and other adjustment provisions of the Series A Preferred Stock, and, accordingly, such indeterminate number of additional shares of Common Stock is registered hereunder. See "Description of Capital Stock-Series A Preferred Stock."

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1997


PROSPECTUS


                  SEMICONDUCTOR LASER INTERNATIONAL CORPORATION

     This Prospectus covers an aggregate of 2,805,000 shares of Common Stock

                            -----------------------

      This Prospectus relates to the offering of 2,805,000 shares (the "Shares") of Common Stock, par value $0.01 per share ("Common Stock"), of Semiconductor Laser International Corporation (the "Company") which may be offered for sale by certain stockholders of the Company (the "Selling Stockholders"), consisting of
(i) 2,000,000 Shares, subject to adjustment, issuable upon conversion of 2,000,000 shares of Series A 8% Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), of the Company, (ii) 55,000 Shares issuable to attorneys for the Company as payment for outstanding legal fees of $96,250, in aggregate, and (iii) 750,000 Shares issuable upon exercise of warrants (the "MDC Warrants") to purchase shares of Common Stock issued to a consultant to the Company. For purposes of this Registration Statement, the number of shares of Common Stock issuable upon conversion of the 2,000,000 shares of Series A Preferred Stock has been estimated by assuming each share of Series A Preferred Stock is convertible into one (1) share of Common Stock. The actual number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may be subject to increase or decrease dependent upon the conversion rate in effect on the date of conversion. See "Prospectus Summary-Recent Developments-October 1997 Private Placement" and "-Financial Public Relations Agreement," "Description of Securities-Series A Preferred Stock" and "-MDC Warrants," "Selling Stockholders" and "Legal Matters."

      The Shares may be sold from time to time by the Selling Stockholders, or by the transferees of the holders of Common Stock, Series A Preferred Stock and MDC Warrants. No underwriting arrangements have been entered into by the Selling Stockholders. The distribution of the Shares of the Selling Stockholders and/or their transferees may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers transactions, privately negotiated transactions or through sales to one or more dealers for resale of the Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold by the Selling Stockholders either (i) to a broker or dealer as principal for resale by such broker or dealer for an amount pursuant to this Prospectus (e.g., in a transaction with a "market maker"); (ii) in brokerage transactions, including transactions in which the broker solicits purchasers, or (iii) in privately negotiated transactions pursuant to any applicable exemption under the Securities Act of 1933, as amended (the "Securities Act"). Usual and customary or specifically negotiated brokerage fees or commission may be paid by the Selling Stockholders in connection with such sales. The Selling Stockholders and intermediaries through whom such Shares are sold may be deemed "underwriters" within the meaning of the Securities Act, with respect to the Shares offered. See "Plan of Distribution."

      The Common Stock and certain warrants (the "Registered Warrants") to purchase Common Stock (not including the MDC Warrants) are quoted on the Nasdaq SmallCap Market under the trading symbols "SLIC" and "SLICW," respectively. On November 4, 1997, the last reported sale prices of the Common Stock and the Registered Warrants were $3.625 per share and $1.015625 per Registered Warrant, respectively.

      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY THOSE PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" COMMENCING AT PAGE 12 OF THIS PROSPECTUS.

                            -----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                   SECURITIES AND EXCHANGE COMMISSION NOR HAS
                     THE COMMISSION PASSED UPON THE ACCURACY
                       OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                            -----------------------

                The date of this Prospectus is __________, 1997.

                              AVAILABLE INFORMATION

      The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") relating to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed as an exhibit to, or incorporated by reference into, the Registration Statement. Each statement shall be qualified in its entirety by such reference.

      The Company is subject to the informational requirements of the Securities Exchange Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made electronically with the Commission through its "EDGAR" system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. This Registration Statement, including all exhibits thereto, has been filed with the Commission through EDGAR. Reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

      (a) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 (including the Company's amended Annual Report on Form 10-KSB/A for the year ended December 31, 1996);

      (b) The Company's Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997;

      (c) The Company's Proxy Statement with respect to its Annual Meeting of Shareholders held on June 20, 1997.

      In addition, all documents and reports subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein from their respective dates of filing. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents that have been incorporated by reference in the Registration Statement and herein (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). The Company will also furnish, without charge, to any such person upon such person's written or oral request, a copy of the Company's most recent Annual Report to Stockholders. Any such request should be directed to Mr. Nicholas L. Prioletti, Jr., Semiconductor Laser International Corporation, 15 Link Drive, Binghamton, New York 13904, telephone number (607) 722-3800.

                               PROSPECTUS SUMMARY

      The following summary is intended to set forth certain pertinent facts and highlights from material contained in the body of this Prospectus and the Company's Report on Form 10-KSB for the fiscal year ended December 31, 1996, as amended in the Company's Report on Form KSB/A for the year ended December 31, 1996 (the "Form 10-KSB"), the Form 10-QSB for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997 (collectively, the "Forms 10-QSB"), and the Company's Proxy Statement with respect to its Annual Meeting of Shareholders held on June 20, 1997 (the "Proxy Statement"), all of which are incorporated herein by reference. The summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus and Form 10-KSB, Forms 10-QSB and Proxy Statement. Each prospective investor is urged to read this Prospectus and the Form 10-KSB, Forms 10-QSBs and Proxy Statement in their entirety. This summary is further qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                   THE COMPANY

General

      Semiconductor Laser International Corporation (the "Company") is a Delaware corporation focused on developing, producing and marketing high power semiconductor diode lasers ("HPDLs") which meet the quality standards of existing HPDLs at lower cost. In furtherance of such goals, the Company had been engaged, since its inception in 1993, primarily in developing and improving upon the use of patented technology (known as Desorption Mass Spectrometric Control ("DMS")) to control and increase the reliability of a commonly known laser manufacturing process referred to as Molecular Beam Epitaxy ("MBE"). The use of the DMS technology (exclusively licensed to the Company by the United States Air Force (the "Air Force") through the year 2004 pursuant to a license agreement (the "License Agreement")) to control the MBE production of HPDLs not only offers significant cost advantages over the MBE production of HPDLs without DMS but, more importantly, also offers significant cost advantages over the currently prevailing manufacturing process for HPDLs known as Metal Organic Chemical Vapor Deposition ("MOCVD"). In addition, the Company has been granted an exclusive worldwide license from Northwestern University relating to aluminum free HPDLs, which generate greater power and evidence substantially longer life and greater reliability than existing HPDLs. The Company has capitalized upon such advantages to produce HPDLs which meet or exceed the quality standards of existing HPDLs, at lower cost, thereby permitting the Company to reduce the prices charged for HPDLs and facilitate new market applications for HPDL products. See "Prospectus Summary-The Company-Strategy."

      The Company manufactures its products at a newly constructed, state-of-the-art, ultra-high technology facility in Broome County, New York built to the Company's specifications. The site was acquired through a sale and lease back transaction with the Broome County Industrial Development Agency (the "Broome County IDA"). The Company currently utilizes 15,000 square feet at such location and plans to ultimately expand its operations to 60,000 square feet.

      The Company was incorporated in New York in September of 1993 and reincorporated in Delaware in September 1997. See "Prospectus Summary-Recent Developments-Reincorporation in Delaware."

Industry Background

      Lasers produce a beam of radiation in the electromagnetic spectrum which can be varied in intensity and wavelength depending upon the desired application. This variable intensity enables high power lasers to be used as power sources in a broad range of applications, including the materials processing, fiber optic, telecommunications, printing, medical, dental, automotive, machining, and optical storage industries. HPDLs are increasingly replacing traditional technologies, including other types of high power lasers, in these and other applications, as HPDLs are generally less complex, smaller, more reliable, more durable and/or more powerful than their predecessor technologies. As a result, while worldwide sales of HPDLs in 1996 were approximately $250 million, they are expected to reach in excess of $1 billion by 2001, according to industry surveys conducted by two separate marketing firms retained by the Company.

      The kind and number of applications that can benefit from utilizing HPDLs include all applications requiring intense and efficient power, particularly where reliability, long useful life (without adjustment or replacement of parts) and, in some applications, smaller size and/or adaptability to fiber optic coupling are significant. The immense variety and magnitude of these applications and potential applications is creating an expanding demand for HPDLs and, if lower prices for HPDLs can be achieved, it is anticipated that new applications requiring lower priced HPDLs will create significant additional demand.

      There are currently three main types of high power lasers:

      Carbon Dioxide Lasers. Carbon dioxide lasers are the oldest form of high power lasers still in widespread use today. However, they are cumbersome, costly to purchase and cannot be easily coupled to fiber optics. The principal market for carbon dioxide lasers is materials processing where the relative power inefficiency, bulk and waste emitting operating qualities of the carbon dioxide laser are not significant deterrents to their continued use. The market for new purchases of carbon dioxide lasers has shrunk dramatically in the last few years in favor of solid state lasers.

      Solid State Lasers. Solid state lasers improve upon many of the troublesome carbon dioxide laser characteristics by virtue of their higher efficiency, reduced cost and easy ability to be coupled to fiber optics and their ability to incorporate HPDLs as a power source. As a result, solid state lasers have increasingly dominated the medical laser device market and largely replaced the purchase of new carbon dioxide lasers. Solid state lasers are increasingly incorporating HPDLs to pump or boost their power output more efficiently, creating a significant part of the current HPDL market. The principal drawbacks of solid state lasers are that they have a relatively short operating life, require frequent maintenance, including adjustments and parts replacement, require more energy consumption than HPDLs and are otherwise less efficient than HPDLs.

      HPDLs. HPDLs, which have been incorporated increasingly as power sources in solid state lasers, are starting to replace solid state lasers in certain applications because of the longer operating life associated with HPDLs and because HPDLs require little or no maintenance. HPDLs also have a distinct advantage over solid state lasers in terms of efficiency. HPDLs convert approximately 80% to 90% of their electrical input into photon energy while solid state lasers without HPDLs to pump or boost their power output may convert only about 5% to 10% of their energy input into photon output. This efficiency explains why HPDLs have increasingly been utilized as a power source to boost a solid state laser's output and why, when such efficiency is combined with the HPDLs' other advantages over carbon dioxide lasers and solid state lasers, HPDLs represent an increasing share of the high power laser markets.

Strategy

      The Company competes against the existing MOCVD produced HPDLs by producing HPDLs which exceed the quality standards of such products and can be produced at substantially lower costs. The Company believes that its new manufacturing technology permits it to reduce the prices charged for HPDLs of superior power and longevity and greater reliability. In order to achieve this objective, the Company will need to operate at higher production volumes. This will require sales of large orders. To date, some customers have only purchased products in smaller test quantities with further potential large orders dependant upon the performance of such products. The Company is seeking to attract and produce in larger quantities based upon manufacturing, marketing and research strategies.

      The Company's manufacturing strategy is to take advantage of the advance in HPDL manufacturing technology made possible through its DMS/MBE process and through its acquisition of rights relating to aluminum free HPDLs. The Company controls all stages of HPDL manufacturing, including all aspects of the processing and-packaging of its HPDL products, at its own manufacturing facility where it utilizes the full benefit of its research and development efforts to date. The new state-of-the-art equipment recently acquired by the Company for its manufacturing facility incorporates the developments and modifications which the Company had previously made to the DMS/MBE equipment used at the Air Force's Wright Laboratory pursuant to the Cooperative Research and Development Agreement (the "Wright CRDA"). The Wright CRDA expired in September 1996. The Company plans to carry out a program of continuous improvement and expansion of its manufacturing capabilities through the ongoing purchase of equipment incorporating further improvements, as developed, and the expansion of its manufacturing space, as needed, to capitalize on anticipated commercial market acceptance of its products.

      The Company believes that it has established, within the HPDL marketplace, the credibility of its products, i.e. their comparable quality to those of current HPDL manufacturers and their substantially lower cost. The Company believes that once the quality of its product line and the lower prices charged for its products is fully recognized, it will be able to achieve significant market penetration. The Company participates in trade shows and publicizes its improvements in scientific and trade journals.

      The Company engages in ongoing research and development efforts to improve its manufacturing process and new product development. The Company is also involved in research and development partnerships with a number of academic institutions which provide the Company, through their research collaboration, with access to new technologies, new product applications, quality control measures, testing equipment, and experienced research personnel.

      In September 1996, the Company entered into a license agreement (the "Northwestern License") with Northwestern University granting the Company exclusive worldwide rights relating to aluminum free HPDLs under patent rights of Northwestern University. Under the Northwestern License, an initial licensing fee was paid along with the issuance of a small number of shares of the Common Stock. An additional small issuance of shares of the Common Stock is expected to occur in late 1997. The Northwestern License also provides for royalties on net sales as well as a share of any payments received by the Company with respect to sub-license fees. Certain obligations must be met by the Company in order to maintain the Northwestern License, all of which the Company believes that it will fully satisfy.

      In connection with the Northwestern License, the Company entered into a consulting agreement with Professor Manijeh Razeghi of the Center for Quantum Devices at Northwestern University. Professor Razeghi is the inventor of Northwestern's patented technology. In consideration for her consulting services, the Company issued 120,000 shares of Common Stock to Professor Razeghi.

      With the benefit of the Northwestern License, the Company is aggressively completing plans for the manufacture and sale of aluminum free HPDLs. The significant advantage over existing HPDLs is the ability of aluminum free HPDLs to generate five times greater power while evidencing substantially longer life and greater reliability. The Company has received substantial interest in the aluminum free HPDLs and believes it will offer major competitive advantages to the aluminum based products of its competitors. The Company has been advised by another company that it believes that the Northwestern License does not cover the production of aluminum free HPDLs under manufacturing methods other than MOCVD. Northwestern University and the Company believe that the patent rights and the Northwestern License cover a broader range of production methods and plan to take all steps necessary to protect their interests. The Company believes that attempts by others to develop equivalent aluminum free technology will infringe on its exclusive rights, which the Company, in coordination with Northwestern University, plans to strongly enforce.

Current and Future Markets

      The Company has been selling its products to customers for use in a wide range of applications requested by customers. For a description of existing products see "Prospectus Summary - Manufacturing and Products." A purchaser of the Company's products will typically incorporate the products into a particular device or application developed by such purchaser. Depending upon a customer's needs, the products purchased from the Company can either be sold in an unpackaged processed form or in a packaged processed form. In situations where packaged products are sold, they generally provide the Company with a substantially higher profit margin.

      There are many industries which are currently engaged in product and design programs for which specialized HPDL's will be essential. The development of one or more of these areas could greatly increase the demand for the Company's products. It should be noted that the Company may be required to expand its operations in order to meet such potential demand and that there can, however, be no assurance that such increased demand for the Company's products will occur or that the Company will be able to sufficiently expand its operations to meet such increased demand.

Manufacturing Facility

      Initially, the Company has installed and is operating a single-wafer V-80H DMS controlled MBE machine at its manufacturing facility, which machine is capable of producing one three-inch HPDL wafer every 3 to 4 hours. (An HPDL wafer is the completed crystal structure on which layers of material have been deposited. The Company's HPDL products are produced from the completed HPDL wafers.) The Company's manufacturing facility includes all related facilities and equipment necessary for such production, such as a 4,500 sq. ft. class 1,000 clean room and the tooling and testing equipment for its production processing line. The Company intends to expand its facility within the next year, consistent with anticipated sales levels, and/or purchase additional equipment for its existing facility which will provide the capability of producing three-inch HPDL wafers and four-inch HPDL wafers.

      As a result of a Sale and Leaseback arrangement, the Company leases from the Broome County EDA a 60,000 square foot manufacturing site located at 15 Link Drive, Binghamton, New York. Currently, the Company has utilized 15,000 square feet of such site. However, after planned construction in 1997 and 1998, the remainder of the site (approximately 45,000 square feet) will be utilized. The lease provides for an annual rent of $1.00 per year for a term of 20 years. The Company is responsible for the payment of abated taxes and governmental assessments, all utility and other charges incurred, and all payment-in-lieu of tax charges for the Town of Kirkwood, the County of Broome and the Windsor Central School District. In consideration of the tax abatement program, the Company is responsible for creating a certain number of jobs. The Company believes that this facility is more than adequate for its current and projected administrative and manufacturing needs.

      The MBE equipment acquired by the Company for its new manufacturing facility incorporates significant improvements developed by the Company in connection with its prior research and development activities under the Wright CRDA.

Manufacturing and Products

General

      The manufacturing process for the growth of HPDL wafers and the further manufacturing steps necessary to process and package these wafers into bars, chips and multi-bar stacked arrays in original equipment manufacturer ("OEM") or end user ready format is a highly technical process. The general description of these processes which follows necessarily simplifies the essentials and by its nature does not include many of the more intricate elements involved in successfully carrying out the complex growth and manufacture of HPDLs.

Growth

      The two principal growth methods which have been developed to manufacture HPDLs are MOCVD, the process that the Company believes is used by most of its competitors (including SDL, Inc.), and MBE, the process which the Company is using. MOCVD has been the prevailing manufacturing process, to date, even though the yields of acceptable or usable wafers associated with this process (when compared with the total number of wafers grown) are believed to be as low as 10%. The MBE process has historically had even lower useable wafer yields. However, by monitoring and controlling the MBE production process with its licensed DMS technology, the Company has developed what it believes to be a process capable of producing significantly higher yields of acceptable or usable wafers (which meet the quality standards of existing MOCVD produced HPDLs) and, thus, of producing such wafers at a significantly reduced cost per wafer.

      The Company's HPDL manufacturing method, the MBE method, is a process of growing HPDLs by depositing very thin layers of crystalline material on a wafer substrate, using intense heat in an ultra high vacuum environment maintained under strict clean room conditions. The process involves vaporizing aluminum, gallium and arsenic in their metallic (molecular) forms (as opposed to a gaseous form, such as that used in the MOCVD growth process, which would be subject to extensive regulation) under intense heat, causing atoms of aluminum, gallium and arsenic to travel from their sources to the heated wafer. This process results in the depositing of layers of aluminum, gallium and arsenic on the wafer. The MBE growth environment utilizes a vacuum at pressures so low that individual molecules are unlikely to collide with one another; hence, they travel in a molecular beam. It should be noted that the Company will also be producing aluminum free wafers under the Northwestern License.

      Prior to the development of DMS, the MBE process had limited success in producing repeatable, high quality wafers that met the precise specifications necessary for HPDLs. This resulted from an inability to sufficiently control the growth process on a layer by layer basis. With DMS hardware and software controls added to MBE, the Company has the ability to produce uniform HPDLs with significantly higher yields of acceptable or useable wafers.

      An additional cost advantage associated with the DMS controlled MBE process is that while 100% of the wafers produced with MOCVD require testing (due to the inherent lack of uniformity and reproducibility of the MOCVD process output), only a 20% sample of the wafers produced with the DMS/MBE process needs to be tested (due to the inherent uniformity of the MBE output when

DMS is used to control the process). In addition, while an MOCVD wafer growth production run takes less time than an MBE wafer growth production run, the time required to load and unload the wafers and to prepare each wafer for growth is less with the MBE process. As a result, overall production times associated with the MOCVD and the MBE/DMS growth manufacturing processes are basically equivalent.

      Since the Company acquired the exclusive rights to the aluminum-free technology from Northwestern University the Company has embarked upon a development program to ascertain the most cost effective production technique for this technology. The Company is evaluating MOCVD, gas source MBE and solid source MBE/DMS. The Company currently has processed a number of aluminum-free wafers and is encouraged by the preliminary results on this new product line. See "Prospectus Summary-The Company-Strategy."

Processing

      After the growth process is completed and the wafers have been tested (a complicated process requiring dedicated testing equipment) acceptable wafers are processed and cut (a process referred to as cleaving) into one centimeter individual laser bars. Each laser bar contains multiple laser chips or laser emitters. The actual number varies depending upon the desired power characteristics of the laser chip or emitter. The surface of the bars is then given optical facet coatings in order to create the laser beam path that is formed by the laser mirrors.

      Processing is a complex skill requiring specialized training and ability. Although, once grown (regardless of whether on a single-wafer or a multi-wafer machine), wafers can be processed in batches, such processing takes expensive dedicated equipment and generally requires several weeks to complete. The Company has hired and continues to interview a number of highly skilled processing engineers and continues to interview candidates for positions in processing who are thoroughly familiar with all facets of this highly specialized technical manufacturing process.

      Because of the higher uniformity of the wafers grown using the DMS controlled MBE process, the Company expects to be able to produce as many as 400 laser bars from each three-inch wafer produced on a single-wafer MBE machine. Thus, from a single wafer, the Company anticipates that it could produce up to 4,000 single laser emitters or chips, based on one industry processing standard of approximately 10 chips per bar. However, due to the increased handling involved with the manufacture of single chips, the yields of commercially acceptable products are substantially lower with such production. In addition, while certain HPDL customers do buy single chips, such chips generally must each be individually packaged into user ready format. In addition to packaged chips and bars, the Company intends to market a portion of its output to customers wishing to purchase unpackaged laser chips or bars (at lower prices than packaged products). These unpackaged HPDL products are not currently offered for sale by most of the Company's principal competitors.

Packaging

      The final steps in the production process are the actual assembly and packaging of the fully processed chips and bars into an OEM or end user ready format. The Company's packages include a range of products, from single chip devices, such as the C-Mount, the 9mm package and the TO-18 package, to multiple chip devices, such as the single-LD bar package and the stacked array package. Customers' applications and preferences dictate which package is best for their needs, and adaptations of packages for specific product requirements can be designed. Wherever appropriate, portions of the packaging process may be subcontracted by the Company. Each packaging configuration can be utilized for different applications with the principal differences being the power of the laser diode device or its output and/or coupling connections. The sizes of the typical HPDL products are merely a function of industry convention. Thus, the one centimeter single-laser bar size could be easily modified by the Company or its competitors to a different size. Various laser chip and bar package configurations, currently in production and offered for sale, are described below:

C-Mount

      This is a single-chip packaging configuration where a laser diode chip is mounted on a copper heatsink with a piece of ceramic insulator soldered on. The C-mount package can be used for diode chips with an output power of up to 2 watts. The end products can be easily incorporated into the customers' OEM systems.

9mm Package

      This is also a single-chip packaging configuration mounted in a different manner than that of the C-Mount. The 9mm package incorporates a copper heatsink to which a cap with a window is added. This is a hermetically sealed package and can be used in rough industrial environments. Diode chips with up to 1 watt output power can be mounted on the 9mm packages, and the resulting units are ready for OEM's to fit into their applications.

TO-18 Package

      A single-chip packaging configuration mounted differently than the C-Mount and 9mm package. The TO-18 package is unique in that it has a base with threads on it. It is also a hermetically sealed package, and can take laser chips with output power of up to 1 Watt.

Single-LD Bar Package #1 (LD #1)

      This single laser diode bar package is designed to accommodate a one-centimeter-long 15-Watt laser diode bar. It consists of a copper base plate, an electrical insulating plate and a copper top plate. The diode laser bar is mounted P-side down on the copper base plate, and the N-side of the bar is connected to the copper top plate electrically. This packaged configuration creates a product that is deliverable to either OEM or commercial end users.

Single-LD Bar Package #2 (LD #2)

      This single bar package is similar to LD #1, but with a smaller base plate. It is designed for laser diode bars with a 10 Watt or less output power. The packaged laser bar can be deliverable to either OEM or commercial end users.

Single-LD Bar Package #3 (LD #3)

      This particular bar package is intended for laser diode bars with an output power of 20 Watts or more. It is similar to LD # 1 in design except that it has a thicker base plate. The packaged unit can be deliverable to either OEM or commercial end users.

Stacked-Array Package

      A stacked-array package is a packaging configuration that stacks a number of single laser diode bars together onto a compact heatsink to increase the overall power and brightness of the device. The packaged products are deliverable to either OEM or commercial end users.

Fiber-Coupled Laser Diode Bar Package

      This is a packaging configuration that takes one or several single-LD bar packages and couples the output beam from those diodes into a single fiber or fiber bundle. The result of the fiber coupling process is much higher output brightness and more user-friendly beam delivering system.

      The office of the Company is at 15 Link Drive, Binghamton, New York 13904, telephone number: (607) 722-3800.

                               RECENT DEVELOPMENTS

October 1997 Private Placement

      On October 27, 1997 (the "First Closing"), the Company completed a private placement (the "Private Placement") of 10 Units (the "Units"), each Unit consisting of 200,000 shares of Series A Preferred Stock, for an aggregate purchase price of $3.5 million. Pursuant to the terms of the Private Placement, one half of the purchase price of each Unit was paid at the First Closing with the balance payable on or before the second closing (the "Second Closing") which is scheduled to occur on December 11, 1997. Half of each Unit (100,000 shares of Series A Preferred Stock) was delivered at the First Closing and the balance of each Unit will be delivered at the Second Closing. State Street Securities, Inc., the placement agent for the Units (the "Placement Agent"), will be paid $525,000 for commissions and expenses of which $262,500 is payable at the First Closing and $262,500 at the Second Closing. After deducting the Placement Agent's estimated commissions and expenses of $525,000, in aggregate, the net proceeds of the Private Placement to the Company are estimated to be $2.975 million. The net proceeds of the Private Placement will be used by the Company for working capital and general corporate purposes.

      The shares of Series A Preferred Stock underlying the Units are convertible, in whole or in part, at the option of the holder thereof and upon notice to the Company, into fully paid and nonassessable shares of Common Stock at the Conversion Rate. The Conversion Rate, subject to certain adjustments, shall be in the event the conversion date occurs (i) on or prior to December 5, 1997, one (1) share of Common Stock for each share of Series A Preferred Stock being converted, and (ii) after December 5, 1997, the number of shares of Series A Preferred Stock equal to the number of shares of Series A Preferred Stock being converted divided by the average Market Price of the Common Stock for the five (5) consecutive trading days immediately prior to such conversion date, multiplied by 70%. The Market Price for any date shall be the closing bid price of the Common Stock on such date as reported by the National Association of Securities Dealers' Automated Quotation System (the "Market Price"). Therefore, the lower the Market Price for the Common Stock, the greater the number of shares of Common Stock that the converting holder of Series A Preferred Stock will be able to receive, and the greater consequent dilution to existing stockholders in the event shares of Series A Preferred Stock are converted after December 5, 1997. See "Description of Securities-Series A Preferred Stock."

      The Company has the right, on or after the date a registration statement registering the shares of Common Stock issuable upon conversion of the Series A Preferred Stock is declared effective by the Commission upon thirty (30) days notice to the holders of the Series A Preferred Stock, to, at its option, cause the Series A Preferred Stock to be converted into Common Stock at the then effective Mandatory Conversion Rate. The Mandatory Conversion Rate shall be the number of shares of Series A Preferred Stock outstanding on the mandatory conversion date set forth in such notice divided by the average Market Price for the Common Stock for the five (5) consecutive trading days immediately prior the mandatory conversion date, multiplied by 70%. See "Description of Capital Stock-Series A Preferred Stock."

      In connection with the Private Placement, the Company agreed to file a registration statement with the Commission within 15 days after October 27, 1997 (November 11, 1997) in order to register the shares of Common Stock underlying the Series A Preferred Stock comprising the Units. The Second Closing, scheduled for December 11, 1997, would be postponed one day for each day of delay in filing such registration statement beyond November 11, 1997. The shares of Common Stock underlying the Series A Preferred Stock are included in the Registration Statment.

      The Company has agreed to use its best efforts to have the Registration Statement declared effective within 100 days following the First Closing. If the Registration Statement has not been declared effective 100 days after the First Closing, the Company has agreed to issue to each Unit holder 10,000 shares of Common Stock for each Unit owned thereby. Thereafter further issuances of Common Stock on a Unit basis shall be made for each additional thirty days of delay on the effectiveness of such Registration Statement. The Company is obligated to keep the Registration Statement effective for at least nine months.

      Purchasers shall have no obligation to make payment on the Second Closing unless a registration statement to register the shares of Common Stock underlying the Series A Preferred Stock contained in the Units has been filed with the Commission, and, as of the date of the Second Closing, the Company is a Reporting Company as defined in the Exchange Act, not late on any of its filings, listed on the National Association of Securities Dealers Automated Quotations system, and not the subject of any bankruptcy or receivership proceeding.

         In the event that a holder of the Series A Preferred Stock fails to pay the second installment when due, the Company may at its option enforce its legal rights against such holder and withdraw the shares of Common Stock underlying the Series A Preferred Stock already purchased by such holder from the Registration Statement. The Company may, at its option, cancel the right of such holder to purchase the balance of the Units, and hold such holder responsible for the damages therefrom. See "Selling Stockholders"

         During the twelve (12) month period following the First Closing, the Company has agreed to grant the Placement Agent a fifteen (15) day right of first refusal to obtain equity financing on behalf of the Company on the same terms as are offered by a bona fide third party or third party agent for such financing. The Company has also granted the Placement Agent the option during the ninety (90) day period following the Second Closing to have its investors purchase one (1) million additional shares of Common Stock for an aggregate purchase price of $1.75 million less commissions and expenses estimated at $262,500 payable to the Placement Agent.

Financial Public Relations Agreement

      The Company has entered into a one year agreement (the "MDC Consulting Agreement") with Marketing Direct Concepts, Inc. ("MDC") in connection with services related to the Private Placement and ongoing services of MDC from the completion thereof. Under the MDC Consulting Agreement, the Company will receive a range of services including the establishment of contact with a number of brokers, the preparation of certain reports the establishment of a Web site and the arrangement of broker teleconferences.

      In consideration of the services to be provided by MDC, the Company will provide MDC or its designees with the following compensation:

      (i)   A payment of $75,000 on or before November 3, 1997;

      (ii) 40,000 shares of non-registered Common Stock on or before the Second Closing;

      (iii) Delivery on October 27, 1997 of 150,000 three year warrants to purchase Common Stock with exercise prices as follows:

            (A)   75,000 at $3.4688;

            (B)   25,000 at $4.3438;

            (C)   25,000 at $4.8438; and

            (D)   25,000 at $5.3438;

      (iv) Following the Second Closing, 600,000 warrants at $3.4688 exercisable for three (3) years from the Second Closing; and

      (v)   A fee of $10,000 per month commencing on November 1, 1997.

The warrants described in (iii) and (iv) above are referred to herein as the "MDC Warrants". See "Description of Securities-MDC Warrants."

      The Shares being offered hereby include those underlying the Series A Preferred Stock and the MDC Warrants issued by the Company in connection with the Private Placement as well as 55,000 shares issuable to attorneys for the Company in payment for outstanding legal fees of $96,250, in aggregate. The issuance of shares of Common Stock to such attorneys and by reason of conversions of the Series A Preferred Stock or exercise of MDC Warrants may have a depressive effect upon the market in that there may not exist sufficient depth or breadth in the market for the Common Stock to absorb the sale of additional shares that may come to the marketplace by reason of such issuances, conversions and exercises. See "Prospectus Summary-Recent Developments-October 1997 Private Placement" and "-Financial Public Relations Agreement," "Description of Securities-Series A Preferred Stock" and "-MDC Warrants," "Selling Stockholders" and "Legal Matters."

Reincorporation in Delaware

      On September 26, 1997, the Company reincorporated under the laws of the state of Delaware by merging into its wholly-owned Delaware subsidiary (the "Merger"). The Company was originally incorporated in New York in September 1993 and received stockholder approval for the Merger prior to the Company's initial public offering of its Common Stock. The Merger could not be completed until clearance was received from the New York State Department of Taxation and Finance, which clearance was granted on September 25, 1997.

                                  THE OFFERING

Common Stock Outstanding Prior to
Offering (as of November 1, 1997) (1) ...  3,570,242 shares

Common Stock Outstanding After the
Offering(1)(2) ..........................  6,375,242 shares

Risk Factors ............................  This offering involves a high degree of risk. See "Risk  Factors."

Use of Proceeds .........................  All of the proceeds of this offering will be paid to the respective
                                           Selling Stockholders and none of the
                                           proceeds will be received by the
                                           Company. See "Use of Proceeds."

Nasdaq SmallCap Symbol

    Common Stock ........................  SLIC

    Registered Warrants .................  SLICW

----------
(1) Does not include (i) 250,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan (the "Plan"), of which 86,500 shares have been reserved for currently outstanding options, (ii) 107,589 shares issuable upon exercise of options and warrants issued outside of the Plan to certain executive officers, non-employee directors and consultants, and (iii) 2,118,000 shares issuable in connection with the issued and outstanding Registered Warrants.
(2) Includes (i) 2,000,000 shares of Common Stock issuable upon conversion of 2,000,000 shares of Series A Preferred Stock, which number of converted shares for purposes of the Registration Sstatement, was computed by assuming that each share of Series A Preferred Stock is convertible into one (1) share of Common Stock, (ii) 55,000 shares issuable to attorneys for the Company as payment for outstanding legal fees of $96,250, in aggregate, and (iii) 750,000 shares of Common Stock issuable upon the exercise of the MDC Warrant. The actual number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may be subject to increase or decrease dependent upon the conversion rate in effect at the date of conversion. See "Prospectus Summary-Recent Developments-October 1997 Private Placement" and "-Financial Public Relations Agreement," "Description of Securities-Series A Preferred Stock" and "-MDC Warrants," "Selling Stockholders" and "Legal Matters."

                                  RISK FACTORS

      An investment in the Shares offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere in this Prospectus should be considered carefully in evaluating the Company and its business. An investment in the Shares is suitable only for those investors who can bear the risk of loss of their entire investment.

Special Note Regarding Forward-Looking Statements and Risk Factors

      Certain statements in this Prospectus, including information set forth in the Company's report to the Commission filed under the Exchange Act which are incorporated by reference herein, constitute or may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). The Company desires to avail itself of certain "safe harbor" provisions of the Litigation Reform Act and is therefore including this special note to enable the Company to do so. Forward-looking statements included in this Prospectus or hereafter included in other publicly available documents filed with the Commission, reports to the Company's stockholders and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties, and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) achievements expressed or implied by such forward looking statements. Such future results are based upon management's best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, need for additional capital, certain patent and technology considerations, competition and technological changes, governmental regulations, dependence upon key personnel and other risks detailed in the Company's Commission filings, each of which could adversely affect the Company's business and the accuracy of the forward-looking statements contained herein. Risk factors and investment considerations which may materially affect the Company, impact upon any forward looking statements, and which otherwise should carefully be considered, include the following:

      History of Significant Losses; Accumulated Deficit; Shareholders' Deficit; Anticipated Future Losses. Through March 31, 1997, the Company was classified as a development-stage company for financial accounting purposes by reason of the fact it has not generated significant revenues from operations prior to such date. Since that date, while operating revenues have increased, the Company has continued to incur significant losses. The Company has incurred operating losses in each period since its inception, resulting in an accumulated deficit at September 30, 1997 of $8,509,917 and has continued to incur losses through the date hereof. It is anticipated that the Company will continue to incur losses for the immediate future until it is able to generate sales levels sufficient to support its operations. There can be no assurance that the Company will be able to achieve profitable operations.

      Need for Additional Capital. The proceeds from this offering will not be sufficient to meet the future capital needs of the Company. The Company intends to seek additional financing, from financial and banking institutions as well as further equity financing. In the event that the Company's plans change or its assumptions change or prove to be inaccurate, the Company could be required to obtain additional financing sooner than currently anticipated. In connection with the development of its business, the Company will be required to buy substantial additional equipment as well as increase the size of its manufacturing facility and expand its operating personnel. Such expansion will require substantial additional capital beyond that currently available to the Company. Such capital will have to be raised from the sale of additional equity and/or from bank or institutional financing. There can be no assurance the Company will be able to obtain additional financing including any institutional financing, when needed, on commercially reasonable terms or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, including requiring the Company to curtail its manufacturing plans and possibly cease its operations. In addition, any additional equity financing may involve substantial dilution to the Company's then existing shareholders.

      Risk Associated with the Manufacturing Process. Although the Company is currently engaged in the manufacturing process, the manufacture of HPDLs is a highly complex and precise process, requiring production in a highly controlled and clean environment. Even inadvertent or slight changes in the Company's manufacturing process or use of defective or contaminated materials by the Company could adversely affect the Company's ability to achieve acceptable manufacturing yields and product reliability. Furthermore, the Company will have a limited number of employees dedicated to the operation and maintenance of its equipment and the loss of any of their services could affect the Company's ability to effectively operate and service such equipment. There can be no assurance that the Company will be able to maintain acceptable manufacturing yields or ship products on time. Product shipment delays or the failure to achieve acceptable manufacturing yields would have a material adverse effect on the Company's business and operations. As additional manufacturing capacity is required, problems may be experienced in establishing such capacity.

      Competition; Rapid and Fundamental Technological Change. The HPDL market is highly competitive. Competitors of the Company include SDL, Inc. ("SDL"), which is believed to have the largest market share (over 38%), based on publicly available information provided by SDL. Many of the Company's competitors have substantially greater financial, manufacturing, personnel, technological, marketing, distribution, operating, administrative and other resources than the Company and have established reputations for success in the development, licensing, sale and servicing of their products and technology. In addition, the Company believes that all current competitors of the Company utilize MOCVD production methods and can be expected to vigorously assert the claim that the MOCVD technology is superior to that of the Company's DMS/MBE technology. By entering the HPDL market, which is dominated by several large companies, and by using MBE, technology which, without DMS, was not commercially successful, the Company faces intense competitive pressure and may be unsuccessful even if its products and manufacturing process are superior to those of its competitors. Moreover, although the Company believes that current MOCVD methodology will be vulnerable to competition from the DMS/MBE process, competitors have been striving to improve yields under the MOCVD process and may, in the future, develop a means of making such process more cost effective. In addition, certain companies may be developing technologies or products of which the Company is unaware, which may be functionally similar, or superior, to some or all of those being developed by the Company. There can be no assurance that the Company will be able to compete successfully with these companies or other competitors. As the market for the Company's products grows, new competitors are likely to emerge. Additional competition could adversely affect the Company's operations. Moreover, the HPDL market is characterized by extensive research and rapid technological change. The development by others of new or improved products, processes or technologies may make the Company's current or future products obsolete or less competitive than currently anticipated. Although the Company intends to devote significant efforts and financial resources to further develop and enhance its existing products, there can be no assurance that advances in other or alternative technologies will not make the Company's products obsolete or less competitive.

      Dependence on Third Party Suppliers of Raw Materials and Components. The Company's proposed products will require high quality raw materials and components which the Company intends to purchase from others. The Company believes that numerous suppliers exist for all of the raw materials and components that it will need and that such items are readily available on commercially reasonable terms; however, the Company's ability to manufacture its products will depend upon its ability to establish commercial relationships with at least some of such suppliers. The Company does not maintain, and does not intend to maintain, supply agreements with any of its suppliers (intending instead to purchase needed raw materials and components pursuant to purchase orders in the ordinary course of business). The Company's production will also be dependent upon its suppliers satisfying the Company's performance and quality specifications and dedicating sufficient production capacity to meet the Company's scheduled delivery, times. There can be no assurance that the Company will be able to establish any commercial relationships with suppliers or, if it is able to do so, that such suppliers will be able to satisfy the Company's scheduled delivery or performance requirements or have sufficient production capacity to satisfy such requirements during any period of sustained demand. Failure or delay by the Company's suppliers in supplying the Company with needed raw materials and components would adversely affect the Company's operating margins and the Company's ability to manufacture and deliver products on a timely and competitive basis, which could, in turn, have a material adverse effect on the Company.

      Dependence Upon Exclusive Rights to the DMS Technology and Aluminum Free Technology; Uncertainty of Intellectual Proprietary Rights; No Assurance of Enforceability or Significant Competitive Advantage. The Company's rights to the DMS technology are governed by the Company's License Agreement with the Air Force. The Company's rights to aluminum free technology are governed by a Northwestern License. The Company's success and potential competitive advantage are dependent upon its ability to exploit the technology under both such agreements and to do so, if possible, on an exclusive basis. Accordingly, the Company considers patent protection for such DMS technology, and its trade secrets relating thereto, to be critical to the Company's business prospects. While both licenses are based on patents received by the Air Force and Northwestern University, respectively, there can be no assurance, however, that the patents will not be invalidated, circumvented or challenged. Moreover, no applications for patent protection in foreign countries have yet been made. There can also be no assurance that others will not independently develop, or have not already developed, similar or more advanced technologies than the Company's technology; that others will not design around or have not already designed around aspects of the technology and/or the Company's trade secrets developed therefrom; or that the steps taken by the Company and the Air Force, to date, will prevent misappropriation of the DMS technology. In addition, to the extent that consultants, key employees or third parties apply technological information independently developed by them or others to Company projects, disputes may arise as to the proprietary rights to such information. The laser industry is characterized by frequent litigation regarding patent and other intellectual property rights. Litigation may be necessary in the future to enforce the intellectual property rights of the Company or to determine the validity and scope of the proprietary rights of others. There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. If the Company's products or proposed products are deemed to infringe upon the patents or proprietary rights of others, the Company could, under certain circumstances, become liable for damages which could also have a material adverse effect on the Company.

      Potential Product Liability Claims. The products that the Company will market are intended for use by commercial end users and OEMs in their end products. Some of the Company's products when and if produced may become critical components in medical and surgical devices or in printing, data storage and data transmission and communications systems. The use of HPDLs is regulated by the Center for Disease and Radiological Health because the misuse or mishandling of such products could result in injury from exposure to the laser light emissions. A malfunction of the Company's products in any application could result in tort lawsuits based on injuries resulting from such malfunctions, or in contract damages lawsuits resulting from the high costs of repairing or replacing the Company's HPDLs in applications such as satellites or fiber cables or due to lost profits for data transmission down time. There can be no assurance that the Company's warranty disclaimers and liability limitations and adherence to safety standards will be effective in limiting the Company's liability for any such damages. Moreover, while the Company maintains product liability insurance in the amount of $1,000,000 per occurrence with a $2,000,000 aggregate limit, there can be no assurance that this insurance will be sufficient to cover potential claims or that adequate levels of coverage will be available in the future at reasonable cost. A partially insured or a completely uninsured claim against the Company could have a material adverse effect on the Company.

      Potential Adverse Impact of Environmental Regulations. The Company is, and will be, subject to a variety of federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous or regulated chemicals used in its manufacturing processes. There can be no assurance that changes in environmental regulations will not impose the need for additional capital equipment or other requirements. Further, such regulations could restrict expansion of the Company's operations. Any failure by the Company to obtain required permits for, control the use of, or adequately restrict the discharge of, hazardous or regulated substances under present or future regulations could subject the Company to substantial liability, require costly changes in the Company's manufacturing processes or facilities, or cause its manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's results of operations or financial condition. The Company would also be forced to eliminate certain substances from its manufacturing processes. Failure to obtain adequate replacements could result in decreased manufacturing yield, impairment of product reliability, inability to fabricate certain products, and increased manufacturing costs.

      Dependence Upon, and Need for, Additional Key Personnel. The success of the Company will be largely dependent on the abilities and continued personal efforts of Dr. Geoffrey T. Burnham, its Chairman, President and Chief Executive Officer whose employment agreement expires in October 1998. Any incapacity or inability of Dr. Burnham to perform his services would have a material adverse effect on the Company. Moreover, other than key man life insurance on the life of Dr. Burnham in the amount of $1 million, the Company does not intend to have key man life insurance on the lives of its officers or employees. The success of the Company will also be dependent upon its ability to attract and retain experienced HPDL production, marketing and manufacturing personnel with the specific executive skills necessary to assist the Company. The Company faces competition for personnel from other companies, academic institutions, government entities and other organizations, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to attract and retain personnel, and the inability to do so could have a material adverse affect on the Company.

      Litigation. The Company is currently engaged in a dispute with Theodore Konopelski ("Konopelski"), a former director, employee and officer of the Company. The dispute involves the termination of Konopelski's employment for cause. An arbitration proceeding was instituted by Konopelski in Syracuse, New York challenging his termination under his employment contract. Konopelski is seeking damages in the aggregate of $500,000. The arbitration is in process and the Company believes the termination was proper and that no amount should be awarded to Konopelski. There can be no assurance that the arbitration will be decided in favor of the Company. The Company is currently engaged in litigation with a former employee who the Company sought action against relative to a breach of confidentiality and defamation of character. The former employee has responded with a counterclaim alleging defamation of character and is seeking $500,000 in damages. The Company believes the counterclaim is without merit and is rigorously defending such action. There can, however, be no assurance that the Company will be successful in defending the counterclaim.

      No Dividends. Since its inception, the Company has not paid any dividends on its Common Stock. The Company intends to retain future earnings, if any, to finance its business operations and, accordingly, although the Company is not restricted from doing so by virtue of its Certificate of Incorporation, By-laws or any agreement, does not anticipate paying any cash dividends on its Common Stock in the reasonably foreseeable future.

      Tax Loss Carryforward. The Company's net operating loss carryforwards ("NOLs") expire in the years 2008 to 2010. Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior NOLs is limited after an ownership change, as defined in Section 382, to an annual amount equal to the value of the loss corporation's outstanding stock immediately before the date of the ownership change multiplied by the federal long-term exempt tax rate. The additional equity financing obtained by the Company since its inception may have resulted in an ownership change and, thus, in a limitation on the Company's use of its prior NOLs. In the event the Company achieves profitable operations, any significant limitation on the utilization of its NOLs would have the effect of increasing the Company's tax liability and reducing net income and available cash resources.

      Impact of Nasdaq Listing on Marketability of Securities. The Common Stock and Registered Warrants are quoted on the Nasdaq as of the date of this Prospectus. The National Association of Securities Dealers, Inc. ("NASD") has rules which establish criteria for the continued listing of securities on Nasdaq. For continued listing on Nasdaq, a company must maintain at least $2,000,000 in net tangible assets, $35,000,000 in market capitalization or $500,000 in net income (in the latest fiscal year or two of the last three fiscal years), a public float of at least 500,000 shares and a $1,000,000 market value, at least 300 shareholders, a minimum bid price of $1.00 per share and at least two market makers. The Company may not be able to maintain the standards for continued listing in the future and the listed securities could, at such time, become subject to delisting from Nasdaq. If the shares or warrants are not listed or are delisted in the future, trading in the securities could be conducted on the OTC Bulletin Board or in the over-the-counter market in what is commonly referred to as the "pink sheets." If this occurs, an investor will find it more difficult to dispose of the securities or to obtain accurate quotations as to the price of the securities and it could have an adverse effect on the news coverage of the Company.

      Disclosures Relating to Low Priced Stocks; Possible Restriction on Resales of Low Priced Stocks and on Broker Dealer Sales; Possible Adverse Effect of Penny Stock Rules on Liquidity of the Company's Securities. If the Company's securities were delisted from Nasdaq, they may become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and accredited investors (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

      In addition, if the Company's securities were to become delisted from trading on Nasdaq and the trading price of the Common Stock was to fall below $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions). For any transaction by broker-dealers involving a penny stock, unless exempt, the rules require delivery, prior to a transaction in a penny stock, of a risk disclosure document relating to the penny stock market. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers similar to those enumerated in the preceding paragraph and these requirements may discourage broker-dealers from effecting transactions in the Company's securities, which could severely limit the market liquidity of the Company's securities and the ability of purchasers in this offering to sell the Company's securities in the secondary market.

      Certain Anti-Takeover Provisions. The Board of Directors of the Company has the authority to issue up to 20,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Other than the issuance of the shares of Series A Preferred Stock in connection with the Private Placement, the Company has no present intention to issue additional shares of Preferred Stock. Additionally, the Company is subject to anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change-in-control of the Company. This provision may also reduce the likelihood of an acquisition of the Company at a premium price by another person or entity.

                                 USE OF PROCEEDS

      The Company will receive no proceeds from any sales of Shares by the Selling Stockholders.

                            DESCRIPTION OF SECURITIES

General

      The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 5,000,000 shares of $0.01 par value Preferred Stock ("Preferred Stock"), of which 2,000,000 shares have been designated "Series A 8% Convertible Preferred Stock." As of November 1, 1997, 3,570,242 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock are issued and outstanding (1,000,000 additional shares of Series A Preferred Stock have been subscribed for by certain Selling Stockholders). All of the issued and outstanding shares of Common Stock and Series A Preferred Stock, are validly issued, fully paid and non-assessable. See "Selling Stockholders."

Common Stock

      Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders, including the election of directors. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities. The holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

Preferred Stock

      In connection with the Company's reincorporation in Delaware, the Company included within its Delaware Certificate of Incorporation, a provision authorizing the Company to issue "blank check" Preferred Stock, from time to time, in one or more series, upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, will be authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of the Common Stock and Registered Warrants.

Series A Preferred Stock

      The Company filed a Certificate of Designations (the "Certificate") on October 16, 1997 with the Secretary of State of Delaware designating 2,000,000 shares of Preferred Stock as "Series A 8% Convertible Preferred Stock." The following is a summary of the rights, preferences and privileges of the Series A Preferred Stock.

      Dividends and Distributions. Subject to the prior and superior rights of the holders of any shares of any series or class of capital stock ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock shall be entitled to receive, as, when and if declared by the Board of Directors of the Company, out of assets legally available for that purpose, non-cumulative cash dividends at the rate of 8% per share per annum payable on each December 5 commencing one year after December 5, 1997. If dividends are payable for less than one full year, then dividends shall be calculated pro rata based on a 360 day year. All dividends or distributions declared upon the Series A Preferred Stock shall be declared pro rata per share. At the option of the Company, dividends may be paid in shares of Common Stock. Such shares shall be issued in lieu of cash with such shares to be valued at the average Market Price for the five (5) consecutive trading days immediately prior to the applicable December 5 dividend date.

      Dividends on Junior Stock. So long as any shares of Series A Preferred Stock shall be outstanding, no dividend (other than dividends payable in shares of Common Stock) shall be paid or distribution shall be made on the shares of Common Stock or on any other class or series of stock ranking junior to the Series A Preferred Stock as to dividends.

      Redemption Provisions. The Series A Preferred Stock shall be redeemable at the option of the Company on thirty days prior written notice on or after December 5, 1999 at the face amount thereof.

      Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Company, and the liquidation preference of any Preferred Stock ranking senior to the Series A Preferred Stock, the holders of the Series A Preferred Stock shall be entitled to receive an amount equal to $1.75, subject to adjustment. After the full preferential liquidation amount has been paid to, or determined and set apart for the Series A Preferred Stock and all other series of Preferred Stock hereafter authorized and issued ranking equally with or junior to the Series A Preferred Stock, if any, the remaining assets of the Company available for distribution to stockholders shall be distributed ratably to the holders of the Common Stock. In the event the assets of the Company available for distribution to its stockholders are insufficient to pay the full preferential liquidation amount per share required to be paid the holders of the Series A Preferred Stock, the entire amount of assets of the Company available for distribution to stockholders shall be paid up to their respective full liquidation amounts first to any Preferred Stock ranking senior to the Series A Preferred Stock, then to the Series A Preferred Stock, and any Preferred Stock ranking equally to the Series A Preferred Stock then to any other series of Preferred Stock hereafter authorized and issued, all of which amounts shall be distributed ratably among holders of each such series of Preferred Stock, and the common stock shall receive nothing. A reorganization or any other consolidation or merger of the Company with or into any other corporation, or any other sale of all or substantially all of the holders of assets of the Company, shall not be deemed to be a liquidation, dissolution or winding up of the Company and the Series A Preferred Stock shall be entitled only to (i) the rights provided in any agreement or plan governing the reorganization or other consolidation, merger or sale of assets transaction, (ii) the rights contained in the Delaware General Corporation Law, and (iii) the rights contained in the Company's Certificate of Incorporation.

      Right of Conversion. The shares of Series A Preferred Stock shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Company, into fully paid and nonassessable shares of Common Stock at the Conversion Rate. The Conversion Rate, subject to certain adjustments, shall be in the event the conversion date occurs (i) on or prior to December 5, 1997, one (1) share of Common Stock for each share of Series A Preferred Stock being converted, and (ii) after December 5, 1997, the number of shares of Series A Preferred Stock equal to the number of shares of Series A Preferred Stock being converted divided by the average Market Price of the Common Stock for the five (5) consecutive trading days immediately prior to such conversion date, multiplied by 70%.

      Right of Conversion by Company. On or after the date a registration statement registering the shares of Common Stock underlying the shares of Series A Preferred Stock is declared effective by the Commission, the Company, at its option, may, upon not less than thirty days notice to holders of shares of Series A Preferred Stock, cause the Series A Preferred Stock to be converted in whole, but not in part, into fully paid and nonassessable shares of Common Stock at the then effective Mandatory Conversion Rate. The Mandatory Conversion Rate shall be the number of shares of Series A Preferred Stock outstanding on the mandatory conversion date set forth in such notice divided by the average Market Price of the Common Stock for the five (5) consecutive trading days immediately prior to the mandatory conversion date, multiplied by 70%. The shares of Series A Preferred Stock so converted shall be treated as having been surrendered by the holder thereof for conversion on the mandatory conversion date (unless previously converted at the option of the holder).

      Reclassification, Exchange and Substitution. If the Common Stock issuable on conversion of the Series A Preferred Stock shall be changed into the same or different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, reverse stock split or forward stock split or stock dividend or otherwise (other than a subdivision or combination of shares provided for above), the holders of the Series A Preferred Stock shall, upon conversion of the Series A Preferred Stock, be entitled to receive, in lieu of the Common Stock which the holders would have become entitled to receive but for such change, a number of shares of such other class or classes of stock that would have been subject to receipt by the holders if they had exercised their rights of conversion of the Series A Preferred Stock immediately before that change.

      Reorganizations, Mergers, Consolidations or Sale of Assets. If at any time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification or exchange of shares described above or merger of the Company into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger or sale, lawful provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such merger, to which holders of the

Common Stock deliverable upon conversion of the Series A Preferred Stock would have been entitled on such capital reorganization, merger or sale if the Series A Preferred Stock had been converted immediately before the capital reorganization, merger or sale to the end that the provisions of this subparagraph (including adjustment of the Conversion Rate then in effect and number of shares purchasable upon conversion of the Series A Preferred Stock) will be applicable after that event as nearly equivalently as may be practicable.

      Voting Rights. Except as otherwise expressly provided or required by law, the holders of the Series A Preferred Stock shall have no voting rights.

      Preemptive Rights. The Series A Preferred Stock is not entitled to any preemptive rights in respect of any securities of the Company.

      No Sinking Fund. The Company is not required to provide for the retirement or redemption of the Series A Preferred Stock through operation of a sinking fund.

Registered Warrants

      In connection with the Company's initial public offering, the Company issued Registered Warrants to purchase an aggregate of 2,118,000 shares of Common Stock at an exercise price of $5.00 per share. The Registered Warrants are exercisable on or prior to March 19, 2000.

      The Registered Warrants are redeemable by the Company, upon the consent of the underwriter in the Company's initial public offering (the "Underwriter") upon notice of not less than 30 days, at a price of $.10 per Registered Warrant, provided that the closing bid quotation of the Common Stock for a period of 30 consecutive trading days ending on the third day prior to the day on which the Company gives notice has been at least 150% (currently $7.50, subject to adjustment) of the then effective exercise price of the Registered Warrants. The holders of the Registered Warrants will have the right to exercise their warrants until the close of business on the date fixed for redemption.

MDC Warrants

      Pursuant to the MDC Agreement, the Company issued the MDC Warrants to MDC to purchase an aggregate of 750,000 shares of Common Stock with unlimited piggyback registration rights. Such MDC Warrants include (a) warrants exercisable at any time for three (3) years from October 27, 1997, to purchase the following number of shares of Common Stock at the exercise prices indicated:
(i) 75,000 shares of Common Stock at $3.4688; (ii) 25,000 shares of Common Stock at $4.3438; (iii) 25,000 shares of Common Stock at $4.8438; and (iv) 25,000 shares of Common Stock at $5.3438, and (b) a warrant to purchase 600,000 shares of Common Stock which will be issued following the Second Closing, and will be exercisable at any time for three (3) years from the Second Closing at an exercise price of $3.4688. See "Prospectus Summary-Recent Developments-Financial Public Relations Agreement."

Transfer Agent and Registrar

      The Company's Transfer Agent and Registrar is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

Reports to Stockholders

      The Company furnishes its stockholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                              SELLING STOCKHOLDERS

The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Stockholders as of November 1, 1997, the number of Shares owned thereby covered by this Prospectus and the amount and percentage ownership of each Selling Stockholder after the offering of the Shares offered hereby assuming all the Shares covered by this Prospectus are sold by the Selling Stockholders. Except as otherwise indicated by footnotes below, none of the Selling Shareholders has had any position, office or other material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company.

                                                                      Percentage
                         Shares of Common                    Shares    Of Shares
                               Stock                         Owned      Owned
Name of Security        Owned Beneficially      Shares       After      After
Holder                      and of Record       Offered     Offering   Offering
----------------------  -------------------  -------------  --------  ----------
Marketing Direct              750,000(1)        750,000(1)     0           0
Concepts, Inc.
Jacob Abramsky                200,000(2)        200,000(2)     0           0
Dafico Investment             400,000(2)        400,000(2)     0           0
Corp.
Econor                        200,000(2)        200,000(2)     0           0
Firstimpex, Inc.              400,000(2)        400,000(2)     0           0
Maslo Fund L.td.              200,000(2)        200,000(2)     0           0
Mericorp Inc.                 200,000(2)        200,000(2)     0           0
Isaac Plucki                  200,000(2)        200,000(2)     0           0
Joseph Yud                    200,000(2)        200,000(2)     0           0
Rubin Baum Levin               24,000(3)         24,000(3)     0           0
Constant & Friedman
Hugh D. Jaeger, Esq.           10,000(4)         10,000(4)     0           0
Hancock & Estabrook            21,000(5)         21,000(5)     0           0


----------
(1) Includes 750,000 shares of Common Stock issuable upon exercise of the MDC Warrants. 600,000 shares of the shares listed underlie MDC Warrants which are deliverable on the Second Closing. See "Prospectus Summary-Recent Developments-Financial Public Relations Agreement," and "Description of Securities -MDC Warrants."
(2) Represents shares of Common Stock issuable upon conversion of Series A Preferred Stock which number of shares of Common Stock, for purposes of this Registration Statement, is computed by assuming each share of Series A Preferred Stock is convertible into one (1) share of Common Stock. The actual number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may be subject to increase or decrease dependent upon the conversion rate in effect on the date of conversion of the Series A Preferred Stock. One-half of the shares listed underlie shares of Series A Preferred Stock which will be delivered to such Selling Stockholder on the Second Closing. In the event such Selling Stockholder does not pay for the shares of Series A Preferred Stock deliverabale on the Second Closing, the Company may, at its option, withdraw the shares of Common Stock underlying the shares of Series A Preferred Stock from the Shares being offered hereby. See "Prospectus Summary-Recent Developments-October 1997 Private Placement" and "Description of Securities-Series A Preferred Stock."
(3) Rubin Baum Levin Constant & Friedman ("Rubin Baum") is counsel to the Company and has passed on the validity of the Shares being offered hereby. The shares listed are issuable to Rubin Baum as payment for $42,000 in outstanding legal fees. See "Legal Matters."
(4) Hugh D. Jaeger, Esq. is counsel to the Company and the shares listed are issuable as payment for $17,500 in outstanding legal fees.
(5) Hancock & Estabrook is counsel to the Company and the shares listed are issuable as payment for $36,750 in outstanding legal fees.

                              PLAN OF DISTRIBUTION

      The Shares may be offered and sold from time to time by the Selling Stockholders as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices relating to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

      There is no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby. The Company will receive no proceeds from any sales of the Shares offered hereby by the Selling Stockholders.

      The Company has agreed to pay the filing fees, costs and expenses associated with the Registration Statement, including compliance with any state blue sky requirements, commissions and discounts of underwriters, dealers or agents, if any, and any stock transfer taxes. The Company has also agreed to indemnify the Selling Stockholders and any underwriters for certain civil liabilities in connection with the Registration Statement and the securities offered thereby and hereby, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      The validity of the Shares offered hereby is being passed upon for the Company by Rubin Baum Levin Constant & Friedman ("Rubin Baum"), New York, New York. Walter M. Epstein, a partner of Rubin Baum, beneficially owns 5,000 shares of Common Stock and 35,000 Registered Warrants. In addition, Rubin Baum acquired 24,000 shares of Common Stock in payment of $42,000 of outstanding legal fees and has been included as a Selling Stockholder herein in respect of such shares. See "Selling Stockholders."

                                     EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================
No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.


                               -----------------


                                TABLE OF CONTENTS

                                                                            Page

Available Information ......................................................   2

Incorporation of Certain Documents by Reference ............................   2

Prospectus Summary .........................................................   3

The Company ................................................................   3

Recent Developments ........................................................   9

The Offering ...............................................................  11

Risk Factors ...............................................................  12

Use of Proceeds ............................................................  16

Description of Securities ..................................................  16

Selling Stockholders .......................................................  19

Plan of Distribution .......................................................  20

Legal Matters ..............................................................  20

Experts ....................................................................  20


                               -----------------

================================================================================

================================================================================

                        2,805,000 Shares of Common Stock


                                  SEMICONDUCTOR
                                     LASER
                                 INTERNATIONAL
                                  CORPORATION


                                  Common Stock


                                   ----------
                                   PROSPECTUS
                                   ----------


                                 ________, 1997


================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

       SEC registration fee ........................  $ 3,028.13*
       Accounting fees and expenses ................  $10,000.00**
       Legal fees and expenses .....................  $35,000.00**
       Printing and Miscellaneous ..................  $ 5,000.00**
                                                      ----------

       TOTAL .......................................  $53,028.13**
                                                      ==========

*     Actual
**    Estimated

Item 15. Indemnification of Directors and Officers.

      Under Section 145 of the Delaware General Corporation Law ("DGCL"), the Registrant has broad powers to indemnify its directors, officers and other employees. This section (i) provides that the statutory indemnification and advancement of expenses provisions of the DGCL are not exclusive, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, (ii) establishes procedures for indemnification and advancement of expenses that may be contained in the certificate of incorporation or by-laws, or, when authorized by either of the foregoing, set forth in a resolution of the stockholders or directors or an agreement providing for indemnification and advancement of expenses, (iii) applies a single standard for statutory indemnification for third-party and derivative suits by providing that indemnification is available if the director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation, and, in criminal actions, had no reasonable cause to believe that his conduct was unlawful, and (iv) permits the advancement of litigation expenses upon receipt of an undertaking to repay such advance if the director or officer is ultimately determined not to be entitled to indemnification or to the extent the expenses advanced exceed the indemnification to which the director or officer is entitled. Section 145(g) the DGCL permits the purchase of insurance to indemnify a corporation or its officers and directors to the extent permitted.

      The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its officers and directors, as such, to the fullest extent permitted by applicable law. The Registrant's By-laws provide that expenses reasonably incurred by any such officer or director in connection with a threatened or actual action or proceeding shall be advanced or promptly reimbursed by the Registrant in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if and to the extent that it is ultimately determined that such officer or director is not entitled to indemnification thereafter.

      Article Seventh of the Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be held personally liable to the Registrant or its stockholders for monetary damages for breaches of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits.

4.1 Form of Underwriter's Warrant Agreement, dated as of March 19, 1996, between the Registrant and Whale Securities., L.P.(1)

4.2 Form of Warrant Agreement, dated as of March 19, 1996, among the Registrant, Whale Securities Co., L.P. and American Stock Transfer & Trust Company(1)

4.3 Warrant, dated January 3, 1997 between the Registrant and Finova Technology Finance, Inc.(1)

4.4 Corrected Certificate of Designations of Series A 8% Convertible Preferred Stock(2)

4.5 Certificate of Correction of Certificate of Designations of Series A 8% Convertible Preferred Stock(2)

4.6 Specimen Certificate of Registrant's Series A 8% Convertible Preferred Stock(2)

4.7 Form of MDC Warrant, between the Registrant and Marketing Design Concepts, Inc(2)

5.1   Opinion of Rubin Baum Levin Constant & Friedman regarding legality(2)

23.1  Consent of Rubin Baum Levin Constant & Friedman included in Exhibit 5.1(2)

23.2  Consent of Price Waterhouse LLP(2)

24.1  Power of Attorney (included on signature page hereto)


----------

(1) Incorporated by reference to Registrant's Registration Statement on Form S-1 (Reg. No. 333-754) which was declared effective by the Securities and Exchange Commission on March 19, 1996.
(2)   Filed herewith.

Item  17. Undertakings.

      The Company hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (ii) reflect in the prospectus any acts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

      (2) that, for the purpose of determining any liability under the Securities Act, each such post-effect amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Securities Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Binghamton, New York, on November 7, 1997.

                      SEMICONDUCTOR LASER INTERNATIONAL CORPORATION


                      By:  /s/ Geoffrey T. Burnham
                           -----------------------

                           Geoffrey T. Burnham, Chairman of the Board, President and Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Geoffrey T. Burnham and Nicholas L. Prioletti, Jr., and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:  November 7, 1997

                      SEMICONDUCTOR LASER INTERNATIONAL CORPORATION


                      By:  /s/ Geoffrey T. Burnham
                           -----------------------

                           Geoffrey T. Burnham, Chairman of the Board, President and Chief Executive Officer

        Signature                                       Title                             Date
-------------------------------  ------------------------------------------------  ------------------
/s/ Geoffrey T. Burnham           Chairman of the Board, President and Chief        November 7, 1997
-----------------------           Executive Officer (principal executive officer)
Geoffrey T. Burnham

/s/ Susan M. Burnham              Vice President, Treasurer and Director            November 7, 1997
--------------------
Susan M. Burnham

/s/ Nicholas L. Prioletti, Jr.    Chief Financial Officer and Secretary             November 7, 1997
------------------------------    (principal financial and accounting officer)
Nicholas L. Prioletti, Jr.

/s/ George W. Barrett             Director                                          November 7, 1997
---------------------
George W. Barrett

/s/ Brian J. Thompson             Director                                          November 7, 1997
---------------------
Brian J. Thompson

                                  EXHIBIT INDEX
Exhibit No.   Description
-----------   -----------
    4.1       Form of Underwriter's Warrant Agreement, dated as of March 19,
              1996, between the Registrant and Whale Securities., L.P.(1)
    4.2       Form of Warrant Agreement, dated as of March 19, 1996, among the
              Registrant, Whale Securities Co., L.P. and American Stock Transfer
              & Trust Company(1)
    4.3       Warrant, dated January 3, 1997 between the Registrant and Finova
              Technology Finance, Inc.(1)
    4.4       Corrected Certificate of Designations of Series A 8% Convertible
              Preferred Stock(2)
    4.5       Certificate of Correction of Certificate of Designations of Series
              A 8% Convertible Preferred Stock(2)
    4.6       Specimen Certificate of Registrant's Series A 8% Convertible
              Preferred Stock(2)
    4.7       Form of MDC Warrant, between the Registrant and Marketing Design
              Concepts, Inc.(2)
    5.1       Opinion of Rubin Baum Levin Constant & Friedman regarding
              legality(2)
   23.1       Consent of Rubin Baum Levin Constant & Friedman included in
              Exhibit 5.1(2)
   23.2       Consent of Price Waterhouse LLP(2)
   24.1       Power of Attorney (included on signature page hereto)

----------
(1) Incorporated by reference to Registrant's Registration Statement on Form S-1 (Reg. No. 333-754) which was declared effective by the Securities and Exchange Commission on March 19, 1996.

(2)   Filed herewith.